IAMGOLD CORPORATION

TSX: **IMG** NYSE: **IAG**

NEWS RELEASE

IAMGOLD PROVIDES EXPLORATION UPDATE FOR CÔTÉ GOLD PROJECT

Toronto, Ontario, September 5, 2012 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today an exploration update for its northern Ontario Côté Gold Project, including recent assay results from 24 diamond drill holes completed as part of the ongoing resource delineation and expansion drilling program. Drilling continues to intersect wide intervals of low to moderate grade gold mineralization both within and adjacent to the currently defined mineral resources.

Results from the 24 drill holes are provided in Table 1, and include the following:

- **Drill hole E12-190: 236.5 metres grading 1.61 g/t gold (uncut), 1.49 g/t gold (cut)**
- **Drill hole E12-192: 383.0 metres grading 1.54 g/t gold (uncut), 1.07 g/t gold (cut)**
- **Drill hole E12-205: 454.0 metres grading 1.46 g/t gold (uncut), 0.91 g/t gold (cut)**

Stephen Letwin, President and Chief Executive Officer of IAMGOLD, said, "The Côté Gold project continues to meet our expectations. These are the kind of results that reinforce our view that we've acquired a promising property. We are working aggressively to upgrade a significant portion of the inferred mineral resources to an indicated category by year end and to advance the project to the pre-feasibility stage. As we've said before, this project rebalances our portfolio so that one-third of our resource base is in North America and close to 95% of our future production is expected to come from mines we own and operate."

Since the completion of the most recent estimate (February 24, 2012), based on 129 diamond drill holes (65,866 metres), a further 189 diamond drill holes (109,689 metres) have been completed, bringing the total to 318 holes (175,555 metres). Assay results have been reported for 210 diamond drill holes (111,505 metres), including those from the 24 drill holes (20,368 metres) reported in this news release. Drilling continues with the objective of completing a 70,000 to 85,000 metre drilling program by year end.

Craig MacDougall, Senior Vice President, Exploration, stated, "We've been very active at the site with 12 drill rigs running, and since the most recent estimate have more than doubled the number of metres drilled. The ongoing resource delineation and expansion drilling program continues to deliver strong results, both within and adjacent to the current resource model."

Next Steps

The objective of the 70,000 to 85,000 metre diamond drilling program currently in progress is to: 1) infill the current resource to better constrain continuity in the geological model and convert a significant portion of the current inferred resources to an indicated category, and 2) expand the existing resource base with step out drill holes along strike to the northeast as well as at depth below the current resources.

A revised NI 43-101 resource estimate is in progress and planned for completion in October. This estimate will include all validated drill results as at August 1, 2012. This will be followed by a further

resource update as part of the Company's annual year-end Mineral Reserves and Resources statement which is expected to include all validated drill results in hand on October 1, 2012.

A pre-feasibility study for this project is also expected to get underway by the fourth quarter of 2012.

IAMGOLD acquired a 92.5% beneficial interest in the Côté Gold deposit through its acquisition of Trelawney Mining and Exploration Inc. ("Trelawney") on June 21, 2012. The acquisition included interests in an extensive land holding totaling approximately 520 square kilometres surrounding the deposit. Current mineral resources for the Côté Gold deposit, announced on February 24, 2012 by Trelawney, are estimated at 35 million tonnes grading 0.82 g/t gold for 0.93 million ounces of indicated resources and 204 million tonnes at 0.91 g/t gold for 5.94 million ounces of inferred resources. Mineralization, which has been intersected over a strike length of 1,200 metres, a horizontal width of 100 – 300 metres and a depth extent of more than 500 metres, consists of low to moderate grade gold associated with weak disseminated sulphides (pyrite, pyrrhotite and chalcopyrite) hosted within a variably altered and brecciated intermediate to felsic intrusive complex.

Table 1

									Gold (g/t)	Gold (g/t)
Hole #	Grid Location		AZ	DIP	EOH	From	To	Length		cut to
	Easting	Northing	(utm)		(m)	(m)	(m)	(m)	uncut	25g/t*
E12-187	9250	10225	NA	NA	15	Abandoned				
E12-188	8950	9750	150	-76	449	33.00	35.00	2.00	1.48	
						215.00	217.00	2.00	3.26	
E12-189	9250	10275	336	-42	521	No Significant Results				
E12-190	9050	10100	152	-73	627	377.00	613.50	236.50	1.61	1.49
E12-191	9550	10030	336	-46	543	67.00	71.00	4.00	0.75	
						211.00	251.00	40.00	1.57	
E12-192	8850	9950	153	-76	587	22.85	24.00	1.15	11.44	
						89.00	91.00	2.00	2.30	
						204.00	587.00	383.00	1.54	1.07
Including						204.00	489.00	285.00	1.91	1.28
E12-193	9600	10425	149	-52	734	346.95	355.90	8.95	2.07	
						387.85	393.00	5.15	1.17	
						438.80	442.00	3.20	2.49	
						634.00	656.00	22.00	0.93	
E12-194	8750	10000	158	-76	793	17.00	96.00	79.00	0.50	
						123.00	129.00	6.00	0.67	
						245.00	649.00	404.00	0.97	0.85
Including						380.80	458.00	77.20	2.50	1.91
						709.00	722.00	13.00	0.55	

(Côté Gold Project Drilling Results from 24 Drill Holes (20,368 metres))

E12-195	9250	10275	333	-53	456	No Significant Results				
E12-196	8950	10000	153	-74	768	248.00	261.00	13.00	0.70	
						382.30	501.00	118.70	0.66	
						530.70	657.05	126.35	0.65	0.64
E12-197	9100	9925	153	-48	327	56.00	57.00	1.00	9.52	
						88.00	212.00	124.00	1.19	
						299.00	325.00	26.00	1.05	
E12-198	9600	10350	152	-52	653	223.00	242.00	19.00	1.55	
						584.00	653.00	69.00	1.70	0.92
E12-199	9450	10300	336	-50	115	76.00	78.00	2.00	4.53	
						Abandoned at 115m				
E12-200	9550	10050	333	-61	581	53.40	57.00	3.60	2.08	
						544.00	545.00	1.00	10.67	
E12-201	8950	10050	152	-74	542	212.00	217.00	5.00	2.97	
						276.70	280.70	4.00	2.04	
						369.80	363.40	3.60	2.53	
						487.60	541.50	53.90	0.69	
E12-202	9050	10175	150	-45	387	304.00	311.60	7.60	1.25	
						355.90	375.00	19.10	1.43	
E12-203	8850	9950	146	-68	638	163.00	543.00	380.00	0.90	0.83
Including						224.00	346.40	122.40	1.51	1.27
						619.60	623.00	3.40	1.34	
E12-204	9450	10300	334	-54	466	No Significant Results				
E12-205	8750	9925	147	-73	673	139.00	593.00	454.00	1.46	0.91
Including						139.00	175.00	36.00	1.57	
Including						187.00	232.01	45.01	1.63	
Including						276.12	277.00	0.88	312.65	25.00
E12-206	9700	10350	158	-51	497	222.00	224.00	2.00	2.64	
E12-207	9450	10340	333	-53	492	55.00	58.00	3.00	1.01	
						69.00	71.00	2.00	1.19	
E12-208A	9550	9990	327	-61	808	1.30	18.00	16.70	1.18	
						662.00	663.00	1.00	21.85	
						685.00	686.00	1.00	52.67	25.00
E12-209	9700	10400	151	-50	804	633.00	775.00	142.00	0.93	

E12-210	8850	10000	154	-77	692	304.80	653.00	348.20	0.64	
Including						304.80	517.00	212.20	0.78	
Including						563.00	564.95	1.95	3.16	
Including						599.30	606.00	6.70	2.16	

- True widths of intersections are unknown at this time.
- *Only intervals with assays cut to 25 g/t gold are shown.
- Reported composite intervals are graded with a lower cut of 0.30 g/t Au and may contain lower grade material and waste of up to 20 metres in length.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at site for reference purposes. Sample intervals are generally 1.0 metre in length or less at the discretion of the geologist. Samples are transported in security sealed bags to the Accurassay prep lab facility in Sudbury, Ontario. Samples are coarse crushed to a -8 mesh and then a 1000 gram split is pulverized to 90% passing -150 mesh. Analytical pulps are forwarded for analysis at the Accurassay Analytical Laboratory (ISO / IEC 17025 Certified by the Standards Council of Canada) in Thunder Bay Ontario. Samples are analyzed using a standard fire assay with a 30 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values between 2.0 to 5.0 grams per tonne (g/t), another pulp is taken and fire assayed with a gravimetric finish. Samples which have returned values greater than 5.0 g/t are re-analyzed by pulp metallic analysis. Occasionally, drill hole results are reported with only the original fire assay data. In addition to quality assurance controls implemented and reported by the laboratory, IAMGOLD inserts blanks and certified reference standards into the sample stream at random intervals to enable validation of the assay data.

For complete disclosure of the Côté Gold mineral resource estimate prepared for Trelawney Mining and Exploration refer to the Technical Report on the Côté Lake Resource Update, Chester Property, Ontario, Canada reported in accordance with National Instrument 43-101 requirements, signed by W. Roscoe and B. Cook, Roscoe Postle Associates Inc., effective February 24, 2012.

Mineral resource estimates are reported in accordance with the CIM definitions.

Investors are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability.

Qualified Persons:
The quality control, technical information and all aspects of the ongoing exploration program are supervised and verified by Jay Jackson, P. Geo, District Geologist and Marie-France Bugnon, P.Geo., General Manager Exploration, Canada, both of IAMGOLD. The information in this release was prepared under the supervision of Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD and has been reviewed and approved by Mr. Jackson and Ms. Bugnon. Mr. Jackson, Ms. Bugnon and Mr. MacDougall are all Qualified Persons as defined by National Instrument 43-101.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this presentation, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "outlook", "guidance", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation: changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670 3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

Figure 1: Drill Hole Plan Map

